Exhibit 99.1

argenx appoints Keith Woods as Chief Operating Officer

April 9, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the appointment of R. Keith Woods as Chief Operating Officer. In this role, Mr. Woods will be responsible for all aspects of early commercial planning for the Company’s lead candidate efgartigimod (ARGX-113), including marketing, market access, program management and supply chain operations.

“We are thrilled to welcome Keith to our team and know that his leadership in building out commercial organizations will offer invaluable insights to argenx as we continue to execute on our business strategy,” said Tim Van Hauwermeiren, CEO of argenx. “We expect to launch our first pivotal trial of efgartigimod this year, marking an important milestone in our clinical development program where the unique operational experience that Keith offers will be vital.”

Mr. Woods has over 25 years of experience in the biopharmaceutical industry. He most recently served as Senior Vice President of North American Operations for Alexion Pharmaceuticals Inc. (Alexion), where he managed a team of several hundred people in the U.S. and Canada and was responsible for more than $1 billion in annual sales. Within Alexion, he previously served as Vice President and Managing Director of Alexion UK, overseeing all aspects of Alexion’s U.K. business; Vice President of U.S. Operations; and Executive Director of Sales, leading the launch of Soliris in atypical hemolytic uremic syndrome. Prior to joining Alexion, he held various positions of increasing responsibility within Roche, Amgen and Eisai over a span of 20 years. Mr. Woods holds a B.S. in Marketing from Florida State University.

“argenx has built a broad and dynamic pipeline out of which we expect there to be several value-creating catalysts ahead this year, including the expected launch of the Phase 3 trial of efgartigimod in myasthenia gravis. I am excited to be joining the company at this crucial time and look forward to working with such a dedicated team to progress towards commercialization, where we will have the ability to make a profound change in the lives of patients,” said Mr. Woods.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates. www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications & IR Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans related to its product candidates, including the potential commercialization of efgartigimod (ARGX-113), if approved. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.